UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑K

For the fiscal year ended December 31, 2025

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, Inc.
(Exact name of issuer as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A and Regulation CF:

Class A Common Stock, issued pursuant to Regulation CF, par value $0.0005

101,884 common shares issued and outstanding as of filing date.

Class B Common Stock, issued pursuant to Regulation A, par value $0.0005

7,307,647 common shares issued and outstanding as of filing date.

FORM 1-K ANNUAL REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-322-4368

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Annual Report on Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing or quotation, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Annual Report on Form 1-K, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Annual Report on Form 1-K are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Annual Report on Form 1-K or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Annual Report on Form 1-K.

2

3

ITEM 1 DESCRIPTION OF BUSINESS

This discussion should be read in conjunction with the other sections of this Annual Report on Form 1-K, including “Management’s discussion and analysis of financial condition and results of operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Annual Report on Form 1-K.

Company Information

Andrew Arroyo Real Estate Inc. (the “Company”, “AARE” or “We”) is a nationwide American real estate company providing a comprehensive range of services, including sales, leasing, financing, investing and property management for residential, commercial, and business opportunities. Founded by Andrew Michael Arroyo, who began his real estate career in 1999, AARE has a successful track record of thousands of real estate sales, exceeding $2.75 billion. Mr. Arroyo further expanded his expertise in 2009 by obtaining a Series 65 license and registering as a Registered Investment Advisor (RIA) in California. Mr. Arroyo is licensed as a managing broker in 24 states and the District of Columbia. AARE was originally established as Andrew Arroyo Real Estate, Inc., a California corporation (AARE-CA), in 2004. On July 31, 2021, AARE-CA merged with and into Andrew Arroyo Real Estate, Inc., a Delaware corporation (AARE-DE), with AARE-DE as the surviving entity. This merger facilitated the company's re-incorporation from California to Delaware, a strategic move to prepare for nationwide expansion, capital fundraising, and a public offering. We operate under the trademark and d/b/a “AARE.” Currently, the Company is licensed and registered to conduct real estate services in 25 states and the District of Columbia, and loan origination services in 4 states. The company has approximately three hundred members (agents, brokers, loan officers, managers, and staff) dedicated to smooth operations.

AARE is a mission-driven organization rooted in clear values. Our mission is to demonstrate Generous Capitalism® in the public markets by growing profits and increasing shareholder value, while also contributing to those in need and fulfilling God's will through real estate. Our vision is to "bear fruit," an investment principle signifying positive results. Our objective is to establish a global real estate corporation based on our Generous Capitalism® business model. With more than twenty years of successful operations and strategic growth, AARE is poised to become a pioneering faith-based, purpose-driven real estate company. Our plan is to develop a Real Estate Investment Trust (REIT) and eventually list on a major public stock exchange. This achievement would offer a unique investment opportunity for faith-driven individuals and institutions, while solidifying AARE's position as a leader in ethical and principled real estate development and investment. Our unwavering commitment to our mission and vision resonates with investors seeking both financial returns and meaningful impact, distinguishing AARE as a beacon of integrity and purpose within the real estate industry.

In 2024, we developed plans to grow our investment division. The Company has monitored the marketplace nationwide and found discounted properties from the peak prices of 2022-2023 primarily in the multifamily and office property types. To date, the Company has not entered any negotiations or agreements regarding any proposed transactions but has identified several properties in California, Nevada, Arizona, Texas, Tennessee, New Mexico and Florida that meet the “discounted from peak price” criteria that the Company believes will provide value. Based on what we view as a rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division. The Company is currently raising funds to (1) directly acquire real estate investment properties, (2) invest with other syndicators and partnerships nationwide who finance or acquire real estate investment properties (herein referred to as “Partner Operators”), and (3) invest in other private or publicly traded real estate investment trusts. The Company plans to elect to become a real estate investment trust (REIT). If we are successful in the transition to becoming a REIT, then the current real estate services will continue in a taxable REIT subsidiary (“TRS”). New and existing shareholders will own shares in both the REIT and the TRS.

We believe the seven (7) competitive advantages that separate our company from competitors include:

•

Culture: Our culture is a reflection of a healthy organization with clear values that include faith, relationships, accountability, integrity, truth, honesty, trust, standards of excellence, clear communication, work-life balance, morals, ethics, loyalty, gratefulness, success and rewards. We are considered a safe harbor by our members for individuals of all walks of life during a period of history that is polarizing on the social, economic and political spectrum.

4

•

Equity Compensation: We have a unique equity compensation plan that gives us the ability to recruit, retain, motivate and inspire our members. We believe we will be able to grow revenue with less capital investment required by using our stock for compensation. Providing our members with equity compensation is a unique differentiator from our peers. For real estate and loan brokerages firms, equity compensation is extremely rare, nearly non-existent in the real estate and loan origination industry. This gives our members ownership in the company and, as stakeholders, they have more incentive and motivation to grow the revenue and profits. This also reinforces our internal generosity practices within our Generous Capitalism® business model.

•

Multiple Revenue Streams: Residential, commercial, lending, business opportunities, syndication and property management services all under one umbrella. This provides multiple streams of income for our agents and loan officers as well as a complete "one-stop” real estate shop for our clients.

•

Generosity Based Business Model: Our culture is based on generosity and social responsibility during a generational change in workforce. We believe the next generation is demanding a new form of capitalism that illustrates healthy and sustainable business practices externally to the communities it serves in addition to creating jobs, profits and opportunities for its internal stakeholders. We have developed that exact business model and we call it "Generous Capitalism®”.

•

Growth Potential: We participate in a market that has experienced recent short-term challenges such as higher interest rates and low inventory, however, we expect the industry as a whole to experience significant long-term growth throughout North America facilitated by a steady increase in new U.S. demand for housing/investments. Our diverse and complete offerings and the fact we can provide real estate and lending services in multiple segments of our market including residential, commercial, property management, business opportunities, and syndication, positions the Company to take full advantage of that growth. We have a growing sales network. We are licensed in 25 states and the District of Columbia. The Company is positioning to offer franchise opportunities in all 50 states in the U.S. and establish our sales network throughout North America that will be overseen by our team of managers and directors.

•

Experienced Executive Team: Our focused and experienced management team is dedicated to our operation and to implementing our business strategies. Each member of the executive team has been involved with the Company for several years and has been instrumental in developing our strategy. Our success strategy and execution that was implemented in California over the last 15 years is now being replicated in major markets throughout the U.S.

•

Intellectual Property: Our media properties coupled with the use of advanced technology leads to more market penetration and smoother operations as a company while the real estate industry as a whole transitions to the digital age. Our up-to-date media assets designed specifically for the real estate and lending market give us an edge over our competition. We believe the AARE media properties and brand name have a strong legacy dating from the launch of the California corporation in 2004, and we believe it has to this day retained a strong brand loyalty amongst clients, agents and loan officers. We are now licensed in 25 states in the U.S. and the District of Columbia and our media assets have been hand tailored to address our new digital age marketplace. Through our media properties, we have the ability to scale our communication and service offerings across the globe. We hold copyrights and trademarks that protect our intellectual property.

Alongside our competitive advantages, we believe it is our core values and beliefs that make our real estate, lending and property management services extraordinary. In addition, our management steadfastly believes that charitable giving and sharing are a vital component of a successful business. Giving and sharing are more than buzzwords at AARE. Up to twenty percent (20%) of the Company’s gross profit goes to charity. Gross profit for the corporation is defined as top line revenue minus the cost of sales. Up to ten percent (10%) of the Company’s net profit is donated in the form of cash contributions to charitable organizations. In addition to the Company’s cash contributions, the Company’s annual goal is to give up to an additional ten percent (10%) in the form of client credits and in-kind contributions to charitable organizations. We believe that with success comes the responsibility to do what we can for those less fortunate. As a result, we give charitable contributions to faith-based and secular non-profit organizations that support a variety of social improvement projects. This includes missions and ministries with significant human impact that improve our local communities, the environment, and our social well-being while demonstrating a positive form of governance. The charitable giving policy does not create a binding legal obligation and is discretionary. While the policy has been written into our Bylaws and we have no intention of deviating from this policy or reducing the amount we give to charity, the giving policy is discretionary and we are under no unconditional commitment to continue the policy. The amount of charitable giving could have a significant impact on our bottom line and affect shareholders’ earnings per share. Investors should not invest if they are not comfortable with our charitable contribution plans.

5

Management

Information about our management can be found in “Directors, Executive Officers and Significant Employees.”

Employees

We currently have a team of fifteen (15) employees and independent contractors who are performing supervision, administrative, support, mentoring, marketing, and recruiting services plus approximately three hundred (300) real estate agents, brokers, loan officers and property managers we contract with as independent contractors and who, under the direction of our CEO and Department Directors, are assisting clients with buying, selling, financing and managing real estate properties throughout 25 states and the District of Columbia in the U.S.

As we expand our operations, we anticipate our needs will change, at which time we intend to add additional full-time employees, contractors and agencies in the areas of marketing, sales, technology, media and design.

Government & State Regulation

We are required to comply with state licensing laws and rules. The majority of these laws and rules relate to how we may broker real estate, market and/or sell properties. Real estate is regulated by each state’s Real Estate Commission, which is usually appointed by the governor. The regulator’s disciplinary authority is based upon violations of the state Real Estate Law and the Department or Commissioner’s Regulations. Violations of real estate law can result in a suspension or revocation of the license necessary to conduct business in that state. These violations statutorily have their basis in each State’s licensing and administrative laws, business and professions code, statute or chapters. There are laws in other jurisdictions worldwide in which we may broker real estate, market and/or sell properties and with which we will need to comply.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors’ independence, Audit Committee oversight and the adoption of a code of ethics. Our Board of Directors is comprised of one individual. Our CEO makes decisions on all significant corporate matters such as the approval of terms of the compensation of our CEO and the oversight of the accounting functions.

We have not yet adopted any corporate governance policies and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an Audit Committee or other independent committees outside of our Board of Directors as we presently do not have any independent directors. If we expand our Board membership in future periods to include additional independent Directors, we may seek to establish an Audit Committee and other committees of our Board of Directors. It is possible that if our Board of Directors included independent Directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested Directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent Directors, decisions concerning matters such as compensation packages to our senior officer and recommendations for Director nominees may be made by a majority of Directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

6

Competition

Competition in the real estate industry is significant. There are more than 1 million real estate agents nationwide and more than 100,000 real estate brokerage firms. While significant competition does exist, our management believes that our products and services are demographically well positioned, top quality and unique in nature, while offering greater value. The expertise of our management combined with training, culture and the innovative nature of our marketing approach set us apart from competitors. However, there is the possibility that new competitors could seize upon our business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than we are, which could give them a significant advantage over us. There is the possibility that the competitors could capture significant market share of our intended market.

Intellectual Property

We rely on a combination of trademarks and trade secrets to establish and protect our intellectual proprietary rights and may, in the future, file patents. Our intellectual property currently includes various U.S. trademarks and copyrights in the name of “Andrew Arroyo Real Estate Inc.” Our trademarks relate to our company logo, as well as the following names we use in broadcasting: “Top Dollar TV®”, “Real Cash Flow®”, “Real Estate Insight®” and “Generous Capitalism®”.

Litigation

Besides the matters that have been resolved which are discussed in Note 10 of our financial statements, we are not involved in any other arbitration or litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

The real estate business is known as a litigious industry, especially in certain states like California, which is one of the primary states where we conduct business. Buyers and sellers often bring claims against one another and usually attempt to name the real estate agents and brokers as parties in the claim or the suit seeking financial damages. As a result, we are regularly named in claims and litigation between buyers and sellers in the ordinary course of our business. We do not believe most of these claims will amount to any material damages being paid by us and, therefore, we will not name them individually herein. In determining whether liabilities should be recorded for pending litigation claims, we must assess the allegations and the likelihood that we will successfully defend the claim. When we believe it is probable that we will not prevail in a particular matter, we will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel.

7

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 1-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 1-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Annual Report on Form 1-K. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. There is limited historical financial information about us upon which to base an evaluation of our performance. We cannot guarantee we will be successful in our expansion of business operations nationwide. Our business is subject to risks inherent in the establishment of a new business enterprise including the financial risks associated with the limited capital resources currently available to us for the implementation of our business strategies. To become profitable and competitive, we must develop the business plan and execute the plan. Our management will attempt to secure financing through the issuance of our Common Stock, as described in our Regulation A Offering Circulars. Our management reserves the right to consider various other means of financing including convertible debt and debt financing and investment from institutions and private individuals.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

Management’s View of the Current Real Estate Market: The 2025-26 Real Estate Landscape

The real estate market in 2025-26 has been characterized by a complex interplay of stable interest rates, persistent inflation, tariffs, global war, and shifting consumer sentiment.

Management’s View of Key Market Drivers and Trends

Interest Rate Impact: The Federal Reserve's sustained efforts to combat inflation through interest rate hikes have been the most dominant factor influencing the real estate market. Higher borrowing costs have directly impacted affordability for homebuyers and increased the cost of capital for commercial developers and investors. This has led to a noticeable cooling in transaction volumes and a moderation in price appreciation. In some cases, significant depreciation has been seen, due to cap rate adjustments and ballooning debt coming due, particularly in markets that previously saw rapid increases. In the last 12 months the Federal Reserve has slightly lowered interest rates, however, during the most recent Federal Reserve meetings and subsequent press release speeches there has been discussion that raising interest rates may be necessary later this year.

Inflationary Pressures: While interest rates aim to temper inflation, the lingering effects of high inflation on construction costs, labor, and property maintenance have continued to put pressure on both developers and property owners. This has squeezed profit margins for new developments and increased operational expenses for existing portfolios.

Inventory Levels: Residential inventory levels have remained a critical bottleneck in many markets. While some new listings have emerged, the overall supply continues to lag behind demand in many desirable areas, contributing to sustained, albeit slower, price growth. In the commercial sector, the dynamic is more nuanced, with oversupply in certain office sub-markets contrasting with strong demand for industrial and specialized retail spaces.

8

Consumer and Investor Sentiment: Consumer sentiment has been cautious, with potential homebuyers facing affordability challenges and uncertainty about future economic conditions. Investors, particularly in the commercial real estate space, have become more discerning, prioritizing stable income-generating assets and re-evaluating risk in a higher-interest-rate environment.

Residential Real Estate Performance: The residential market experienced a deceleration in sales activity in 2025-26 compared to previous years. While median home prices continued to appreciate nationally, the rate of appreciation slowed considerably. Regional disparities were pronounced, with some competitive markets still experiencing bidding wars, while others saw price reductions and longer days on market. Affordability remains a significant concern, especially for first-time homebuyers.

Commercial Real Estate Performance: The commercial real estate market presented a mixed picture in 2025-26. The industrial sector continued its strong performance driven by e-commerce and logistics demand. Retail, particularly experiential and necessity-based retail, showed signs of resilience. The office sector, however, faced headwinds due to persistent remote and hybrid work trends, leading to higher vacancy rates in many urban centers and a flight to quality for premium spaces. The multi-family sector saw moderating rent growth but a significant decline in property values in certain markets due to the cap rate adjustment from rising interest rates. Overall, multifamily remained a relatively stable investment due to ongoing housing demand.

Outlook and Strategic Considerations: Looking ahead, the real estate market is expected to continue navigating a period of adjustment. The trajectory of interest rates will remain a pivotal factor. We anticipate continued segmentation across property types and geographies. For the residential market, affordability challenges will likely persist, but steady demand and limited supply in many areas may prevent significant widespread price declines. In commercial real estate, strategic investments in high-demand sectors like industrial, data centers, and specialized multi-family will be crucial. Repositioning or redeveloping underperforming assets, particularly in the office and multifamily sector, will also be a key consideration. Proactive risk management, strong liquidity positions, and adaptable business models will be essential for navigating the evolving market dynamics in the coming years.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based non-cash compensation expense, dividend income, gain on sale of assets, gain on lease extinguishment, other one-time expenses, legal defense expenses, and discretionary charitable contributions. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance after adjusting for the items described below.

9

	Year Ended December 31,
Reconciliation of Adjusted EBITDA to net loss:	2025	2024
Net loss (GAAP)	$(336,769)	$(563,644)
Interest expense	33,237	29,711
Income tax expense	2,936	2,936
Depreciation and amortization	20,180	20,499
Share based non-cash compensation (1)	45,903	46,166
Dividend income	(24,263)	(1,722)
Gain on sale of assets	-	(7,733)
Gain on lease extinguishment	-	(1,065)
Other one-time expense (2)	25,642	-
Legal defense expenses (3)	6,180	62,582
Charitable contributions (4)	49,734	112,592
Adjusted EBITDA	$(177,220)	$(299,678)

____________

1 Share based compensation. Vested stock to staff and real estate professionals.

2 Employee retention tax credit (ERTC) refund tax due for prior year.

3 Legal defense expenses for claims in 2024 and 2025.

4 Discretionary charitable contributions.

Results of Operations for Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Summary of Results of Operations

	Year Ended December 31,
	2025	2024
Revenue	$7,433,106	$7,127,922

Cost of sales	6,431,907	6,139,251

Gross profit	1,001,199	988,671

Operating expenses:

General and administrative	1,300,416	1,530,188
Total operating expenses	1,300,416	1,530,188

Operating loss	(299,217)	(541,517)

Other expense
Total other expense	(34,616)	(19,191)
Net loss before income tax	(333,833)	(560,708)
Income tax expense	2,936	2,936
Net loss	$(336,769)	$(563,644)

Revenue

Our revenue increased by $305,184 from $7,127,922 to $7,433,106, from the year ended December 31, 2024 compared to the year ended December 31, 2025. Our increase in revenue was largely due to higher residential transaction volume, largely a result of slightly more inventory and more favorable interest rates. We expect our revenues will grow in periods when there is property price expansion and decrease in periods of recession.

10

Cost of Sales

Our cost of sales increased by $292,656 from $6,139,251 to $6,431,907, from the year ended December 31, 2024 compared to the year ended December 31, 2025. The increase in cost of sales was largely due to increases in payments to real estate agents, transaction coordinators, referral fees, and property management fees paid. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession. The rise in our cost of sales is consistent with our revenue growth.

Gross Profit

Our gross profit increased by $12,528 from $988,671 to $1,001,199 from the year ended December 31, 2024 compared to the year ended December 31, 2025. Our increase in gross profit was largely due to an increase in revenues year over year. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses decreased by $229,772 from $1,530,188 for the year ended December 31, 2024 to $1,300,416 for the year ended December 31, 2025, primarily due to minimizing the costs and fees associated with our nationwide expansion and eliminating costs that are not essential support services needed by our real estate associates. We expect to have an increase of costs related to expansion and additional real estate associates at times of expansion.

Operating Loss

Our operating loss decreased by $242,300 from $541,517 to $299,217 from the year ended December 31, 2024 compared to the year ended December 31, 2025. Our lower general and administrative expenses led to the decrease in our operating loss.

Other Income (Expense)

We had other expense of ($19,191) for the year ended December 31, 2024, and other expense of ($34,616) for the year ended December 31, 2025. For the year ended 2024 our other expense related to interest expense of ($29,711), dividend income of $1,722, gain on lease extinguishment of $1,065, and the gain on sale of $7,733 from the sale of equipment. For the period in 2025 our other expense related to interest expense of ($33,237), dividend income of $24,263, and ($25,642) tax expense on 2023 ERC credit refund.

Net Loss

Our net loss decreased by $226,875 from $563,644 to $336,769 from the year ended December 31, 2024 compared to the year ended December 31, 2025. Our lower general and administrative expenses led to the decrease in our operating loss.

11

Liquidity and Capital Resources for Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

We anticipate that our core operations, which are those related to our current residential and commercial brokerage, property management and lending services, can be funded through the income and cash flow generated by those services. Although we are currently able to fund our core operations through the revenue generated from those operations, there is no guarantee we will be able to do so in the future. Additionally, in order to cover our expenses related to our prospective plans to become a publicly traded company and to develop a real estate investment trust (REIT) business segment, we will need to raise substantial funds through offerings of our securities, likely through Regulation A offerings. As of December 31, 2025, we have $457,022 in unrestricted cash and cash equivalents and $446,162 in notes payable, of which approximately $300,000 is due to a related party. As noted in note 11, in August 2026, the Company reached an agreement with the lender and the maturity of the related party note was extended to June 29, 2030. The related party note has a due date of June 29, 2030. Therefore, based on the projected income and cash flow generated by our current residential and commercial brokerage, property management and lending services business, plus the cash we have on hand and our plans to offer securities, we anticipate having enough liquidity to fund our existing current residential and commercial brokerage, property management and lending services business for the next 12 months. We have no current commitments for capital expenditures and had no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period through December 31, 2025. Currently, we use our capital resources to primarily fund operating costs and, when appropriate, to pay down debt or make charitable contributions. We plan to use any free cash flow, retained earnings, or proceeds from the sale of common stock to grow our existing brokerage services business by continuing to expand our service operations nationwide, and to grow our investment business by acquiring income producing properties for the REIT under development. In the event we are not successful in raising funds through the sale of our securities we may not be able to grow our existing brokerage services business and/or develop our prospective REIT business.

During the years ended December 31, 2025 and 2024, we generated negative cash flows from operations. Our cash, cash equivalents and restricted cash as of December 31, 2025 were $1,009,503, and our cash flow used in operations was $169,385 for the year then ended. Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2025 and December 31, 2024, respectively, are as follows:

	December 31, 2025	December 31, 2024	Change

Cash, cash equivalents and restricted cash	$1,009,503	$987,787	$21,716
Total current assets	$1,432,513	$1,422,221	$10,292
Total assets	$1,550,044	$1,602,662	$(52,618)
Total current liabilities	$1,114,560	$1,318,753	$(204,193)
Total liabilities	$1,589,597	$1,849,935	$(260,338)

Our current assets increased as of December 31, 2025, as compared to December 31, 2024, primarily due to unrestricted cash decreasing, while restricted cash, accounts receivable, deferred offering costs, and other current assets increased, offset by the elimination of the insurance receivable. The decrease in our total assets between the two periods is primarily related to us having more cash and current assets from our capital raise, primarily offset by decreases in noncurrent assets at December 31, 2025 compared to December 31, 2024.

Our current liabilities decreased as of December 31, 2025, as compared to December 31, 2024. This decrease was primarily due to an accrued legal liability.

12

Sources and Uses of Cash

Operating Activities

We had net cash used in operating activities of $169,385 for the year ended December 31, 2025, as compared to net cash used in operating activities of $422,068 for the year ended December 31, 2024. In 2025, the net cash used in operating activities consisted primarily of our net loss of ($336,769), adjusted by depreciation and amortization of $20,180, stock based compensation of $45,903, change in accrued interest on loans of $13,028, change in accounts receivable of ($76,603), change in other current assets of ($2,374), change in an insurance receivable of $385,000, change in accounts payable of $41,224, change in accrued liabilities of $17,589, change in a legal liability accrual of ($385,000), change in other current liabilities of $109,845, and change in operating lease liabilities of ($1,408). In 2024, the net cash used in operating activities consisted primarily of our net loss of ($563,644), adjusted by depreciation and amortization of $20,499, gain on sale of property and equipment of ($7,733), change in stock based compensation of $46,166, change in accrued interest on loans of $11,182, change in accounts receivable of $21,155, change in other current assets of $3,735, change in an insurance receivable of ($385,000), change in accounts payable of $113,875, change in accrued liabilities of ($8,583), change in a legal liability accrual of $385,000, change in other current liabilities of ($58,273), gain on lease extinguishment of ($1,065), and change in operating lease liabilities of $618.

Investing Activities

Our cash used for investing activities during the year ended December 31, 2025 was $0, compared to $10,198 in cash provided by investing activities during the year ended December 31, 2024. For the year-ended 2025, no cash was used for investment activities. For the year-ended 2024, the cash provided from investment activities related to the net proceeds on the sale of property and equipment of $10,198.

Financing Activities

Our net cash provided by financing activities for the year ended December 31, 2025 was $191,101 compared to $884,856 for the year ended December 31, 2024. For the year ended December 31, 2025, our net cash provided by financing activities consisted of repayment on auto loan of ($9,819), repayment on a Small Business Administration (“SBA”) loan of ($3,482), net borrowings on a line of credit of $415, capital offering costs of ($301,215), and cash from sales of common stock of $505,202. For the year ended December 31, 2024, our net cash provided by financing activities consisted of repayment on auto loan of ($9,531), repayment on a Small Business Administration (“SBA”) loan of ($3,315), proceeds on related party note of $79,000, repayment on a line of credit of ($4,394), and cash from sales of common stock of $823,096.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of December 31, 2025 and December 31, 2024.

Seasonal Cash Flow

Property sales in our real estate services business are seasonal. Our property management cash flow stays fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of capital reserves or credit lines to sustain payroll and fixed overhead costs during these months before the spring selling season begins.

Capital Expenditures

We have not made any major capital expenditures in 2025 and do not anticipate any near-term capital expenditures for our investing purposes in the next twelve months. However, if our Regulation A offerings to raise capital to invest in commercial real estate properties and develop a real estate investment trust are successful, we will have capital expenditures in the form of real estate acquisitions.

13

Contractual Obligations

We have very few contractual obligations. We have two long-term leases on an extension with a two-year term that ends April 2028 and February 2027. The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renews each year.

Debt

The Company has one Small Business Administration (“SBA”) loan with a carrying amount. of $139,430 as of December 31, 2025. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have a fluctuating line of credit for cash flow purposes with Wells Fargo Bank in the amount of $75,000 with a carrying amount of approximately $69,797 as of December 31, 2025. Investors should be aware that funds utilized for debt retirement from an offering of our securities will not be available to support our growth.

Related Party Note

Through December 31, 2025, the Company spent approximately $300,000 on the costs related to its Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. As noted in note 11, in August 2026, the Company reached an agreement with the lender and the maturity of the related party note was extended to June 29, 2030.

Controls and Procedures

With the participation of our Chief Executive Officer, management evaluated our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, management concluded they were not effective due to the material weaknesses in internal control over financial reporting described below. Disclosure controls can provide only reasonable assurance and involve judgment. Notwithstanding these weaknesses, management concluded the financial statements included in this Form 1-K are fairly stated, in all material respects, in accordance with U.S. GAAP.

Management's Discussion of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (ICFR). Using the COSO 2013 framework, management evaluated ICFR as of December 31, 2025—and, in connection with the audits of our financial statements for the years ended December 31, 2025 and 2024, identified material weaknesses. These principally relate to:

(i) limited accounting resources and segregation of duties constraints;

(ii) entity level control design and oversight gaps;

(iii) risk assessment and management review/activity level control deficiencies, including issues with the completeness and accuracy of information used in controls; and

(iv) weaknesses in IT general controls supporting financial reporting.

Regulation A (Tier 2) does not require a management report on ICFR or an auditor attestation; the discussion above is provided to summarize the identified material weaknesses, and no auditor attestation is provided. Management has begun remediation, including adding/outsourcing accounting expertise, formalizing policies and documentation, enhancing review and information technology controls, and improving segregation of duties.

Plan of Operations

Our plan is to continue to expand our service operations nationwide and execute our investment services business strategy. Below are the key milestones the Company is aiming toward. It is the opinion of our management that if we are successful in raising funds through the sale of equity, the proceeds from our Regulation CF and Regulation A offerings are expected to satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

14

Investment Division Milestones:

1.	Milestone 1: Formation of a Real Estate Investment Trust (REIT) and Hire Key Personnel

Continue the formation of a REIT and hire investment managers to supervise and oversee the portfolio of commercial real estate assets and partnership interests that we plan to acquire with the proceeds of this offering.

2.	Milestone 2: Acquire Commercial Real Estate Assets and Invest with Partner Operators

Identify and acquire discounted commercial real estate assets and partnership interests producing income.

3.	Milestone 3: Ongoing Growth through Strategic Acquisitions and Partnership Investments

Continue to grow the portfolio of assets through strategic acquisitions and Partner Operator investments.

Service Division Milestones:

1.	Milestone 1: Continued Expansion Nationwide and International Research and Development

Continue to expand our services operations nationwide and explore international countries that meet our target market requirements and that will adopt our business model.

2.	Milestone 2: Continued Training of our Existing Members and Mentorship for New Members

Ongoing training utilizing our proprietary method “7 Steps to Powerful Paychecks” in all markets we serve and mentorship for new members graduating colleges and universities nationwide.

3.	Milestone 3: Appoint Regional and State Supervisors Domestically to Prepare for International Launch

Continue to recruit, hire and appoint operational managers to supervise and oversee the service-related members that join our Company.

15

ITEM 3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table lists the current Directors, Officers and significant employees of the Company. Our plan is to add other top-level positions in the future that will help the company grow.

Directors, Executive Officers and Significant Employees

Name[1]	Position	Age	Term of Office[2]	Approximate Hours Per Week
Andrew Arroyo	Chairman of the Board, CEO, Director	49	1/1/2004	40
Nick Bonner (3)	Investment Director	43	3/1/2024	30
Clark Anctil	Treasurer, Financial Director	62	10/1/2017	30
Tiffany Mohler	Secretary, Administration Director	44	6/1/2017	30

__________

1 All addresses shall be considered 12636 High Bluff Dr. Suite 400, San Diego, CA 92130.

2 Includes time worked with AARE-CA.

3 Mr. Bonner is an independent contractor of AARE.

16

Directors

Our Board of Directors is currently composed of one director, Andrew Michael Arroyo. If we are successful in raising funds through the sale of equity, our plan is that we will expand our Board of Directors to three to seven members.

Executive Officers

Chairman of the Board, Director and Chief Executive Officer

Andrew Michael Arroyo is our Chairman of the Board of Directors and Chief Executive Officer. He is personally licensed as a managing broker in 24 states and the District of Columbia and has been a part of more than a billion dollars in real estate transactions in his 26-year career in the real estate industry. As CEO, Mr. Arroyo is responsible for representing the best interests of the Company and its shareholders. He is responsible for creating and implementing strategies to grow the business and brand by developing business relationships and alliances, pursuing corporate opportunities, as well as assisting with oversight and management of the day-to-day operations. During the last five years, Mr. Arroyo has served as CEO of AARE from 2004 to present, Managing Member of Andrew Arroyo Investments, LLC from 2010 to present, Managing Member of Neighborhood Investment Network, LLC from 2016 to present, Director of Adam’s Line Entertainment Inc. from 2026 to present and Director of Eye of a Needle Foundation Inc. from 2012 to present.

Investment Director

Nick Bonner has worked in commercial real estate since 2004 operating in the roles of loan production, investor, asset manager, and broker, including 16 years at CBRE. In his brokerage career alone, he has completed over 1,000 lease and sale transactions of more than 4.5M square feet for a total consideration of nearly $900M. He has regularly advised sophisticated institutional owners, such as Equity Office Properties and Kilroy Realty, on complex transactions as well as overall asset strategy on properties valued in upwards of $250M. In his investment career, he has completed over three dozen deals in a broad range of areas with a focus in real estate. He is well known as a thought leader in faith driven real estate investing, has published white papers, and is regularly sought out as a speaker on the topic. Mr. Bonner is also a founding board member of the Pinetops Foundation where he has managed the investments for a sizable portfolio and deployed over 500 grants in the last 13 years. He has also volunteered on various nonprofit boards in the microfinance space as well as with his church elder board for 10 years. Nick founded Open Doors, a mission driven commercial real estate syndicate specifically designed to lower the real estate barriers for churches and he is delighted to employ his God-given knowledge, skill set, and extensive network for AARE in order to carry out the vision for the REIT. Above all, Nick is known for his integrity and dependability, and he is grateful to be able to leverage his diverse background for good. During the last five years, Mr. Bonner has served as Investment Director of AARE since 2024 as an independent contractor, First Vice president of CBRE, a real estate firm, from 2008 to 2024, Managing Member of Open Doors Centers, LLC from 2019 to present and Director of The Pinetops Foundation from 2011 to present.

Treasurer, Financial & Operations Director

Clark Anctil is a seasoned financial executive with a broad range of experience with positions in financial reporting, general management, operations and supply chain management, covering responsibilities of product costing, material and resource planning, procurement and sourcing, HR training and development, information systems, twin plant operations, "Just in Time” manufacturing, "lean systems”, and facility design and engineering. During his career, he has mentored staff and trained teams in achieving results and effective management with a focus on knowledge acquisition, understanding and proactive execution in a lean environment. This approach led him to develop and deploy software to support business growth covering material, labor and resource planning, operational cost tracking, throughput management and production control. In addition to his corporate career, he has been a top producing real estate professional since 2010 and licensed loan originator since 2020, and currently holds a broker’s license in the state of California. He joined AARE as a sales agent in 2017 and has worked closely with the founder of AARE throughout the years. Clark has a heart to mentor and train other employees how to grow a business with the stakeholders’ interest in mind. His depth of experience and hands-on approach provide a unique skill set and make him a valuable member of the AARE financial and operations team. During the last five years, Mr. Anctil has served as Financial and Operations Director of AARE from 2023 to present, Loan Originator of Merchants Home Lending Inc. from 2020 to 2025 and CEO of CSD Equity Group, Inc from 2012 to present.

Secretary, Administration Director

Tiffany Mohler holds a degree in Business Administration from San Diego State University, and her education has served her well. As the Administration Director, Mrs. Mohler is in charge of compliance and risk management and handles setup and training for all managing brokers, agents and property managers nationwide. Her leadership qualities and peacemaking nature make her a natural for dealing with diverse personalities and situations. Mrs. Mohler has been involved in real estate administration since 2002. In 2008, she became a licensed administrator. In 2013, she joined AARE. She grew within the organization to become a leader and ultimately to become a full-time employee in 2017 by accepting the role of designated broker in California and the nationwide role of Administration Director. During the last five years, Mrs. Mohler has served as Administration Director of AARE from 2017 to present.

17

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between our executive officers.

Compensation of Directors and Executive Officers

The following is a discussion and analysis of compensation arrangements of our named Directors and Executive Officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our Executive Officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

The following tables set forth the annual compensation paid, earned or accrued for services rendered to the Company by each of the three highest-paid persons who served as an executive officer or director during the year ended December 31, 2025 (collectively, the “Covered Persons”). The Covered Persons were identified based on their total annual compensation for 2025:

SUMMARY COMPENSATION TABLE(1)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Andrew Michael Arroyo,	2025	135,000	-0-	1,027	-0-	-0-	-0-	-0-		136,027
CEO	2024	135,000	-0-	1,327	-0-	-0-	-0-	-0-		136,327
Clark Anctil, Treasurer,	2025	-0-	-0-	2,186	-0-	-0-	-0-	137,910	(2)	140,096	(2)
Financial Director (1)	2024	-0-	-0-	2,041	-0-	-0-	-0-	126,312	(2)	128,353	(2)
Tiffany Mohler, Secretary,	2025	78,455	-0-	758	-0-	-0-	-0-	13,500		92,713
VP Administration	2024	84,398	-0-	1,003	-0-	-0-	-0-	19,250		104,651

____________

(1)	Mr. Anctil was appointed to the position of Financial Director on June 1, 2022 and was appointed to the position of Treasurer on December 5th, 2023.
(2)	All amounts were paid for consulting fees and real estate commissions.

18

The following table sets forth Director compensation for 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Andrew Michael Arroyo	-0-	-0-	-0-	-0-	-0-	-0-	-0-

____________

Anticipated Future Executive Compensation

If we are successful in raising funds from the sale of our equity, the Board of Directors will determine the appropriate compensation plans and programs for our executives. Our Board of Directors will review and evaluate our executive compensation plans and programs to ensure they are aligned with our compensation philosophy. In addition, our Board of Directors may retain its own compensation consultant to advise it in its compensation planning decisions.

We expect revised compensation plans and arrangements for our named Executive Officers that will generally become effective upon raising sufficient funds in Regulation A offerings to consist generally of an annual base salary, a short-term annual incentive component, a long-term incentive (equity awards) component, and a health and retirement benefits component.

We have established an equity compensation plan for our management, real estate brokers, agents, managers, loan officers, advisors, consultants and other employees.

Agreements with our Named Executive Officers

Our current employment agreements provide for an annual salary, potential bonus based on performance, participation in a 401(k) plan through Safe Harbor, and 10 days (or two weeks) paid vacation time after the vesting period is complete. We sponsor a defined contribution 401(k) plan covering substantially all qualified employees whereby participating employees may elect to defer a portion of their salary. For eligible employees, we provide a contribution equal to 100% of the eligible employees’ contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. Expenses for contributions to the plan during the year ended December 31, 2025, were approximately $10,644.

No other matching contributions were made during the year ended December 31, 2025.

If we are successful in raising substantial funds through the sales of our equity, we plan to revise our employment agreements to provide for an annual salary, potential bonus based on performance, equity grant (based on grant date fair market value) in stock options, restricted stock or other form of equity award as determined by the Board of Directors. We expect these awards will be granted under the 2023 Plan. Each executive will also receive employee benefits made available to our other employees, including, without limitation, participation in any 401(k) plan, 10 days (or two weeks) paid vacation time, prorated based on actual hours worked, and a monthly contribution towards a health plan.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

19

ITEM 4 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of August 15, 2026, certain information with respect to our equity securities owned of record or beneficially by (i) each of our Officers and Directors; (ii) each person who owns beneficially more than 10% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group. As of the filing date, no officers or directors owned any Class A or Class C common stock.

Class B Common Stock(1)

Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	No. of Shares	Percent of Class	Percent of Total Voting Rights(4)

Andrew Michael Arroyo (2)(3)	CEO, Chairman and sole member of Board of Directors	5,555,866	76.03%	11.74%

Clark Anctil (2)(3)	Treasurer and Financial Director	21,825	~1%	~1%

Tiffany Mohler (2)(3)	Secretary and Administration Director	18,436	~1%	~1%

Nick Bonner (2)(3)	Investment Director	50,000	~1%	~1%

All Officers and Directors as a Group (4 persons)		5,646,127	77.26%	11.93%

_____________________

(1)

As of August 15, 2026 there were 7,307,647 shares of Class B common stock outstanding. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Indicates an officer and/or Director of the Company.

(3)	Unless indicated otherwise, the address of the shareholder is Andrew Arroyo Real Estate Inc., 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

(4)

Calculated based on the total votes currently outstanding (does not include votes from shares underlying promissory notes, options or warrants). As of August 15, 2026, there was a total of 47,307,647 votes outstanding, consisting of 7,307,647 votes from common stockholders and 40,000,000 votes from Series A Preferred Stockholders.

20

Series A Preferred Stock(1)

Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	No. of Shares	Percent of Class	Percent of Total Voting Rights(4)

Andrew Michael Arroyo (2)(3)	CEO, Chairman and sole member of Board of Directors	4,000,000	100.0%	84.55%

Clark Anctil (2)(3)	Treasurer and Financial Director	-0-	0%	0%

Tiffany Mohler (2)(3)	Secretary and Administration Director	-0-	0%	0%

Nick Bonner (2)(3)	Investment Director	-0-	0%	0%

All Officers and Directors as a Group (4 persons)		4,000,000	100.0%	84.55%

________________

(1)

As of August 15, 2026 there were 4,000,000 shares of Series A Preferred Stock outstanding (each share has ten (10) votes on all matters presented to the common stockholders for a vote, and converts into one (1) share of Class C common stock). Shares of preferred stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Indicates an officer and/or director of the Company.

(3)	Unless indicated otherwise, the address of the shareholder is Andrew Arroyo Real Estate Inc., 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

(4)

Calculated based on the total votes currently outstanding (does not include votes from shares underlying promissory notes, options or warrants). As of August 15, 2026, there was a total of 47,307,647 votes outstanding, consisting of 7,307,647 votes from common stockholders and 40,000,000 votes from Series A Preferred Stock holders.

Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance

Through December 31, 2025, we spent approximately $300,000 on the costs related to Regulation A offerings, which was loaned to the Company by our CEO. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. At December 31, 2025, the note was contractually due June 29, 2027. In August 2026, the parties amended the note to extend its maturity to June 29, 2030., at which time all principal and interest will be due, unless paid off sooner or further extended through mutual agreement by the parties.

Mr. Anctil, our Financial Director and Treasurer, acts as a real estate professional for the Company and receives consulting fees and real estate commissions for these services.

21

ITEM 5 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Our Board will adopt a written related person transaction policy, to be effective once sufficient funds have been raised, setting forth the policies and procedures for the review and approval or ratification of related person transactions, which will generally include transactions involving the Company and our Directors, Executive Officers, nominees for director, beneficial owners of more than five percent of our common stock and members of the immediate families of the foregoing. This policy will provide that transactions involving related persons are approved, or ratified if pre-approval is not feasible, by our Audit Committee, which approves or ratifies the transaction only if our Audit Committee determines that it is in the best interests of our stockholders. In considering the transaction, our Audit Committee considers all relevant factors, including, as applicable (i) the business rationale for entering into the transaction; (ii) available alternatives to the transaction; (iii) whether the transaction is on terms no less favorable than terms generally available to an unrelated third party under the same or similar circumstances; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction. Our Audit Committee will also periodically monitor ongoing transactions involving related persons to ensure that there are no changed circumstances that would render it advisable to amend or terminate the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

Relaxed Ongoing Reporting Requirements

The Company’s prior Form 1-A was qualified by the SEC, and, as a result, we are required to publicly report on an ongoing basis under the reporting rules applicable to Regulation A issuers. The ongoing reporting requirements under Regulation A are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

22

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section A of Article VI of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders.

Section B of Article VI of our Articles of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware we will indemnify our officers and directors from and against any and all expenses, liabilities, or other matters.

Article IX of our Amended and Restated Bylaws further addresses indemnification of our directors and officers and allows us to indemnify our directors and officers in the event they meet certain criteria in terms of acting in good faith and in an official capacity within the scope of their duties, when such conduct leads them to be involved in a legal action.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 6 OTHER INFORMATION

In 2025, the Company continued to raise funds from investors through its Regulation A and Regulation CF offerings.

In July 2025, the Company engaged Dealmaker Securities as a broker-dealer to assist with its forthcoming equity raise through a Regulation A offering in connection with its plan to develop a real estate investment trust (REIT).

On September 24, 2025, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware (the “Restated Certificate”). Under the Restated Certificate, the Company approved a 2:1 forward stock split on September 24, 2025, effective as of September 24, 2025 (the “Effective Time”). The outstanding shares of the corporation’s Common Stock and Preferred Stock shall be divided such that each share of Common Stock, $0.001 par value per share, and each share of Preferred Stock, $0.001 par value per share, of the corporation outstanding at the Effective Time (“Old Common Stock” and “Old Preferred Stock”) shall automatically be changed into Two (2) fully paid and nonassessable shares of Common Stock and Preferred Stock, $0.0005 par value per share, without any action on the part of the holder thereof (the “Stock Split”).

All shares of Common Stock and Preferred Stock issued to any holder of Old Common Stock and Old Preferred Stock as a result of the Stock Split shall be aggregated for the purpose of determining the number of shares of Common Stock and Preferred Stock to which such holder shall be entitled, and any fractional share that any stockholder would otherwise be entitled to receive in connection with the Stock Split following such aggregation shall be rounded up to the nearest whole share. At and after the Effective Time, each outstanding certificate that prior thereto represented shares of Old Common Stock and Old Preferred Stock shall be deemed for all purposes to evidence ownership of and to represent that whole number of shares of Common Stock and Preferred Stock into which the shares represented by such certificate shall have been divided, reclassified and changed as herein provided.

Immediately after the Stock Split, all outstanding shares of Common Stock shall become Class B Common Stock, being converted on a one-to-one (1:1) basis. Until any such outstanding stock certificate shall have been surrendered for transfer or otherwise accounted for to the corporation, the registered owner thereof on the books and records of the corporation shall have and be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the shares of Common Stock and Preferred Stock issuable to the holder thereof upon surrender of such certificate.

On September 24, 2025, the Company also filed an Amended and Restated Certificate of Designation for the Series A Convertible Preferred Stock, amending the rights and preferences of the Series A Preferred Stock such that the conversion of Series A Preferred Stock to Old Common Stock at a ratio of 1:1 and with 3 votes per share was amended to convert into Class C Common stock at a ratio of 1:1 with 10 votes per share on any matter properly brought before the Company’s shareholders for a vote.

23

ITEM 7 FINANCIAL STATEMENTS

ANDREW ARROYO REAL ESTATE, INC.

DECEMBER 31, 2025 AND 2024

24

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Andrew Arroyo Real Estate, Inc.,

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Andrew Arroyo Real Estate, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ramirez Jimenez International CPAs
We have served as the auditors since 2023 Irvine, California August 27, 2026 PCAOB ID #820

25

ANDREW ARROYO REAL ESTATE, INC.

BALANCE SHEETS

As of December 31,

	2025	2024

ASSETS
Current assets
Cash and cash equivalents	$457,022	$545,437
Restricted cash	552,481	442,350
Accounts receivable, net	117,231	40,628
Insurance receivable	-	385,000
Deferred offering costs	294,599	-
Other current assets	11,180	8,806
Total current assets	1,432,513	1,422,221
Property and equipment, net	33,970	50,511
Right of use asset	79,316	122,046
Intangible asset, net	4,245	7,884
TOTAL ASSETS	$1,550,044	$1,602,662

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$260,636	$219,412
Accrued liabilities	102,664	85,075
Accrued interest	36,726	23,698
Other current liabilities	588,663	478,818
Accrued legal liability	-	385,000
Current portion of notes payable	4,413	13,229
Current portion of operating lease liabilities	51,661	44,139
Line of credit	69,797	69,382
Total current liabilities	1,114,560	1,318,753

Long term liabilities
Notes payable, net of current portion including related party amounts of $305,924 and $305,924 respectively.	441,749	446,234
Long term operating lease liabilities, net of current portion	33,288	84,948
Total long-term liabilities	475,037	531,182

Total Liabilities	1,589,597	1,849,935

Commitments and Contingencies (See note 10)

Deficit

Common Stock A, $.0005 par value; 70,000,000 shares authorized, 17,320 issued and outstanding as of December 31, 2025 and no shares issued and outstanding as of December 31, 2024.	8	-
Common Stock B, $.0005 par value; 10,000,000 shares authorized, 7,243,805 issued and outstanding as of December 31, 2025 and 6,887,132 issued and outstanding as of December 31, 2024.	3,617	3,440
Common Stock C, $.0005 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024.	-	-
	-	-
Series A Convertible Preferred Stock with liquidation preference, $.0005 par value; 15,000,000 shares authorized, 4,000,000 issued and outstanding as of December 31, 2025 and December 31, 2024.	2,000	2,000
Additional paid-in capital	2,429,929	1,885,625
Accumulated deficit	(2,475,107)	(2,138,338)

Total stockholders' deficit	(39,553)	(247,273)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,550,044	$1,602,662

See accompanying notes to the financial statements.

26

ANDREW ARROYO REAL ESTATE, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31,

	2025	2024

Revenues	$7,433,106	$7,127,922

Cost of sales	6,431,907	6,139,251

Gross profit	1,001,199	988,671

General and administrative expenses	1,300,416	1,530,188

Loss from operations	(299,217)	(541,517)

Other income (loss)	(34,616)	(19,191)

Loss before income tax expense	(333,833)	(560,708)

Income tax expense	2,936	2,936

Net loss	$(336,769)	$(563,644)

Loss per share (basic and diluted)	$(0.05)	$(0.09)

Weighted-average number of common shares outstanding used in computing per share amounts, basic and diluted	7,119,594	6,594,004

See accompanying notes to the financial statements.

27

ANDREW ARROYO REAL ESTATE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2025 and 2024

	Class B		Class A		Series A
	Common	Class B	Common	Class A	Preferred	Series A
	Stock	Common	Stock	Common	Stock	Preferred	Additional		Total
	Shares	Stock	Shares	Stock	Shares	Stock	Paid-in	Accumulated	Stockholders'
	Issued	Par	Issued	Par	Issued	Par	Capital	Deficit	Deficit
Balance - December 31, 2023	6,406,440	$3,202	-	-	4,000,000	$2,000	$1,016,601	$(1,574,694)	$(552,891)
Stock issued for cash	329,244	164	-	-	-	-	822,932	-	823,096
Stock issued for vested RSU and RSA	151,448	74	-	-	-	-	46,092	-	46,166
Net loss								(563,644)	(563,644)
Balance - December 31, 2024	6,887,132	$3,440	-	-	4,000,000	$2,000	$1,885,625	$(2,138,338)	$(247,273)

Stock issued for cash	180,000	90	17,320	8	-	-	505,104	-	505,202
Stock issued for vested RSU and RSA	176,673	87	-	-	-	-	45,816	-	45,903
Offering Costs		-	-	-		-	(6,616)	-	(6,616)
Net Loss								(336,769)	(336,769)

Balance - December 31, 2025	7,243,805	$3,617	17,320	$8	4,000,000	$2,000	$2,429,929	$(2,475,107)	$(39,553)

See accompanying notes to the financial statements.

28

ANDREW ARROYO REAL ESTATE, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(336,769)	$(563,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,180	20,499
Gain on sale of property and equipment	-	(7,733)
Stock based compensation	45,903	46,166
Gain on extinguishment of lease	-	(1,065)
Accrued interest on loans	13,028	11,182
Changes in assets and liabilities:
Accounts receivable	(76,603)	21,155
Other current assets	(2,374)	3,735
Insurance receivable	385,000	(385,000)
Accounts payable	41,224	113,875
Accrued liabilities	17,589	(8,583)
Accrued legal liability	(385,000)	385,000
Other current liabilities	109,845	(58,273)
Change in operating leases	(1,408)	618

Net cash used in operating activities	(169,385)	(422,068)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on sale of equipment	-	10,198

Net cash flows provided by investing activities	-	10,198

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on auto loan	(9,819)	(9,531)
Repayments on SBA loan	(3,482)	(3,315)
Proceeds on related party note payable	-	79,000
Net proceeds (repayment) on lines of credit	415	(4,394)
Payment of deferred offering costs	(301,215)	-
Proceeds from sales of common stock	505,202	823,096

Net cash provided by financing activities	191,101	884,856

Net increase in cash, cash equivalents and restricted cash	21,716	472,986

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	987,787	514,801
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,009,503	$987,787

Supplemental noncash financing activities
Deferred offering costs charged to additional paid-in capital	$6,616	$-

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	$-	$2,936
Interest	$33,237	$29,711

See accompanying notes to the financial statements.

29

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage and investment services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31.

Capital Stock

Authorized capital is 85,000,000 shares of common stock in three share classes (Common Stock A, Common Stock B and Common Stock C), par $0.0005, and 15,000,000 shares of preferred stock (Series A Convertible Preferred), par $0.0005, all authorized by amendment dated September 24, 2025. Common Stock A, a non-voting class, issued and outstanding was 17,320 shares as of December 31, 2025 and 0 as of December 31, 2024. Common Stock B, a voting class, issued and outstanding was 7,243,805 shares as of December 31, 2025 and 6,887,132 as of December 31, 2024. Common Stock C, a voting class, issued and outstanding was 0 shares as of December 31, 2025 and 2024. Series A Convertible Preferred Stock is 4,000,000 shares issued and outstanding as of December 31, 2025 and 2024. The Series A Convertible Preferred Stock has dividend rights equal to common on an as converted basis, 1-for-1 conversion to common after 12 months, ten votes per share, liquidation preference of $0.0005 per share, and customary protective provisions. The series is classified in permanent equity under ASC 480-10-S99-3A. The Series A Convertible Preferred is convertible into up to 4,000,000 shares of Class C common stock. These potential shares were excluded from diluted earnings per share for 2025 and 2024 because their effect would have been anti-dilutive.

On September 24, 2025, the Company executed a two-for-one stock split of our common stock. All share, equity award, and per share amounts presented herein have been retroactively adjusted to reflect the stock split. From January 1, 2025 to December 31, 2025 the Company issued 180,000 new Class B shares through its Regulation A financing at $2.50 per share, 17,320 new Class A shares through its Regulation CF financing at a range of $2.80-$3.50 per share, and issued 176,673 new Class B vested shares through its equity incentive plan at an average grant price of $0.26. From January 1, 2024 to December 31, 2024, the Company issued 329,244 new Class B shares through its Regulation A financing at $2.50 per share and issued 151,448 new Class B vested shares through its equity incentive plan at an average grant price of $0.30.

30

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

On July 31, 2021, the Company "Andrew Arroyo Real Estate, Inc." a Delaware "C" Corporation merged with "Andrew Arroyo Real Estate, Inc." a California "S" Corporation. After the merger the California "S" Corporation was merged with and into the Company, which effectively ceased all operations of the California corporation, and those operations were assumed by the Company (the surviving Delaware "C" Corporation). Effective with the merger, the Certificate of Incorporation of the Company remained the Company's Certificate of Incorporation, and the 1,000 shares owed by the sole shareholder of the California corporation, Mr. Andrew Arroyo, the Company's sole director and one of its executive officers, were exchanged for 4,000,000 shares of the Company's Series A Convertible Preferred Stock.

Management’s Plans

Management has evaluated whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for the one-year period after the date these financial statements are issued (the assessment period) in accordance with ASC 205-40.

As of December 31, 2025, the Company had $457,022 in unrestricted cash and cash equivalents and $446,162 in notes payable, of which approximately $300,000 is due to a related party. The Company reported net losses of $336,769 and $563,644 during the years ended December 31, 2025 and 2024, respectively, had negative operating cash flows, and had a net stockholders’ deficit of $39,553 as of December 31, 2025. In addition, the Company’s ability to execute its business plan is dependent, in part, on its ability to raise additional financing. These conditions and events raised substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to alleviate the substantial doubt include the Company’s projected income and cash flow generated by its current residential and commercial brokerage, property management and lending services business, the cash the Company has on hand, the availability of existing lines of credit, and its plans to raise additional capital through equity offerings, including proceeds from Regulation A and Regulation CF offerings. In addition, as noted in Note 11, in August 2026, the Company reached an agreement with the lender to extend the maturity of the related party note to June 29, 2030.

The Company plans to use funds raised from offerings of its equity securities to continue to grow the Company nationwide and execute its business plan, which includes three milestones for the investment division and three milestones for the services division. Management believes it is probable that these plans will be effectively implemented and will generate sufficient liquidity to satisfy the Company’s obligations as they become due during the assessment period. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

Basis of Presentation

The December 31, 2024 and December 31, 2025 audited financial statements include the accounts of the Company under the accrual basis of accounting. The financial statements, included herein, have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Pursuant to these rules and regulations, the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied.

The Company complies with the accounting standards for reporting comprehensive income (loss), which require the disclosure of total comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

31

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Presentation (Continued)

For the periods presented, the Company did not have any qualifying components of other comprehensive income (loss). Consequently, comprehensive income (loss) was identical to net income (loss) for all periods presented.

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC 740), "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes”. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

32

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a C Corp., under current tax law, the Company is responsible for Federal taxes equal to 21% of the net income of the Company as well as various tax rates for the states in which it has operations.

The Company operates in 25 states throughout the U.S. Each state has an income tax and/or a franchise/commerce tax on the gross receipts of businesses based on total revenues in each state. The provision for income taxes includes state income taxes currently payable and deferred income taxes. Deferred income taxes represent the effects of items reported for tax purposes in periods different from those used for financial statement purposes.

Charitable Contributions

The Company’s board of directors has adopted a discretionary policy that authorizes donations of up to 20 percent of annual gross profit (as defined below) to qualified charitable organizations. “Gross profit” is calculated as total revenue less cost of sales. The policy does not create a binding legal obligation; donations are recorded as expense only when the board approves a specific contribution or when payment is made, in accordance with ASC 720-25-25-1. Charitable contributions are reported in “General and administrative expenses” in the accompanying statements of operations. For the years ending December 31, 2025 and 2024, the Company donated $49,734 and $112,592 respectively.

No unconditional commitments to future charitable donations existed at December 31, 2025 or December 31, 2024; therefore, no liability has been accrued.

Cash, Cash Equivalents and Restricted Cash

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash. The Company from time to time during the years covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2025 and 2024, the Company had approximately $1,009,503 ($457,022 unrestricted cash and $552,481 restricted cash) and $987,787 ($545,437 unrestricted cash and $442,350 restricted cash), respectively, deposited in three financial institutions. Of these amounts, $250,000 was insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation in each financial institution. The Company estimates that all of the operating cash accounts were insured and approximately $300,000 of total restricted cash balances was not insured by the Federal Deposit Insurance Corporation.

Certain of the Company's cash positions are restricted property management trust funds on deposit with a bank as collateral for certain trust fund liabilities, which include security deposits and rents that belong to property owners. These related liabilities are short-term in nature as a result of our property management activities. These cash amounts are reported as restricted cash and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $552,481 and $442,350 on December 31, 2025 and 2024, respectively deposited in one financial institution. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation. Restricted cash is presented separately on the balance sheet. Related trust fund liabilities are included in other current liabilities.

As of December 31, 2025 and 2024, the cash positions are as follows:

	2025	2024
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	$457,022	$545,437
Restricted cash	552,481	442,350
Total cash, cash equivalents and restricted cash	$1,009,503	$987,787

Deferred Offering Costs

Deferred offering costs consist of specific incremental legal, accounting, registration, listing, printing, and other third-party costs directly attributable to the Company’s offering of equity securities. These costs are capitalized until the offering is completed.

Upon completion of the offering, deferred offering costs will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. If the offering is terminated or is no longer considered probable of completion, all deferred offering costs will be charged to expense in the period in which that determination is made. Management salaries, general and administrative costs, and other costs that would have been incurred regardless of the offering are expensed as incurred.

A summary of activity of deferred offering costs during the years ended December 31, 2025 and 2024, is as follows:

	2025	2024
Opening balance	$-	$-
Offering cost incurred:
Cash paid	301,215	-
Offering costs realized in additional paid-in capital:
Cash paid	(6,616)	-
Write-off of offering costs	-	-

Ending balance	$294,599	$-

Concentration and Credit Risk

Significant Customers and Vendors

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. As of and for the years ended December 31, 2025 and 2024, no single customer accounted for 10% or more of the Company’s total revenues or total accounts receivable. Similarly, as of and for the years ended December 31, 2025 and 2024, no single vendor or supplier accounted for 10% or more of the Company’s total purchases or total accounts payable.

33

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets, Net

Intangible assets consist of URL – Internet Domain Name. The Company amortizes such assets using the straight-line method over 5 years. The Company evaluates the useful lives of these assets on an annual basis. If the estimate of an intangible asset’s remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. As of December 31, 2025, intangible assets, net consist of:

	2025	2024

Uniform resource locator (“URL”) Purchase	$18,196	$18,196
Accumulated amortization	(13,951)	(10,312)
Intangible assets, net	$4,245	$7,884

Amortization expense was $3,639 for the year ended December 31, 2025 and $3,639 for the year ended December 31, 2024.

Property and Equipment

Property and equipment are carried at cost. Expenditures for property and equipment are capitalized and depreciated over five to 31.5 years using the declining balance method. When assets are retired or sold, the related cost and accumulated depreciation are removed from the account and any gain or loss arising from such disposition is included as income or expense in other income (loss) on the accompanying statements of operations. Expenditures for repairs and maintenance are charged to expense as incurred. For the years ended December 31, 2025 and 2024, depreciation expense was $16,541 and $16,860, respectively. Property and equipment consisted of:

	2025	2024
Property and Equipment:
Automobiles and transportation	$47,014	$47,014
Leasehold improvements	25,035	25,035
Advertising equipment	179,477	179,477
Furniture and fixtures	31,886	31,886
	283,412	283,412

Accumulated depreciation	(249,442)	(232,901)
Property and equipment, net	$33,970	$50,511

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use (ROU) asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: the lease has a purchase option that is reasonably certain of being exercised, the present value of the future cash flows is substantially all of the fair market value of the underlying asset, the lease term is for a significant portion of the remaining economic life of the underlying asset, the title to the underlying asset transfers at the end of the lease term, or if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term.

Leases that do not meet the finance lease criteria are accounted for as operating leases. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding ROU assets are recognized in the balance sheets at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Long-lived Assets

The Company reviews its long-lived assets, primarily property and equipment, intangible assets and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily at the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. The Company did not record an impairment expense for the years ended December 31, 2025, and 2024.

34

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for credit losses that reflects management’s estimate of lifetime expected credit losses on outstanding receivables. The allowance is measured using relevant available information about historical credit loss experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. In developing its estimate, the Company considers factors such as customer type, aging of balances, payment history, current and expected economic conditions, and, when applicable, specific reserves for customers with known financial difficulties. Receivables are written off when management determines they are uncollectible, and recoveries of amounts previously written off are recorded when received. Changes in the allowance are recorded in selling, general and administrative expenses in the statements of operations. The balance of the allowance for credit losses was $0 and $0 at December 31, 2025, and December 31, 2024, respectively.

Fair Value of Financial Instruments

The Company measures fair value based on the price that the Company would receive upon selling an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining the fair value of assets or liabilities. Inputs are classified into a three-tier hierarchy, summarized as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the assets or liabilities;
•	Level 3 – Significant unobservable inputs for the assets or liabilities.

When Level 1 inputs are not available, the Company measures fair value using valuation techniques that maximize the use of relevant observable inputs (Level 2) and minimizes the use of unobservable inputs (Level 3). The Company's financial instruments, as defined by FASB ASC subtopic 825-10, Financial Instrument ("ASC 825-10"), include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, line of credit, and notes payable. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and the line of credit approximate fair value due to their short-term nature or variable/market-based terms. Management estimates that the carrying amounts of the Company’s notes payable approximate fair value at December 31, 2025 and 2024 due to their short-term nature or the note bears interest at a rate consistent with current market rates. The fair value estimates for notes payable are classified within Level 2 of the fair value hierarchy.

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenue is recorded.

Nature of Revenues and Performance Obligations

The Company acts as a broker and representative for principals in real estate transactions and derives its revenue primarily from real estate brokerage transactions. A broker's license is required for the representation of principals in real estate transactions and the Company holds such licenses in states nationwide.

The single performance obligation providing brokerage services to buyers and sellers is satisfied at the closing of escrow and recording of the deed at which point the Company is entitled to its commission. The Company evaluated the principal-versus-agent guidance in ASC 606-10-55 and concluded it is the principal in these transactions; accordingly, revenues are reported gross of commissions and related agent payouts.

Variable Consideration

Commission rebates, referral splits, and promotional credits are forms of variable consideration. Management constrains estimates to the amount not expected to reverse and recognizes adjustments in the same period the underlying revenue is recorded.

Timing of Satisfaction of Performance Obligations

For property sale transactions, revenue is recognized at the closing date, when control of the property transfers to the buyer. This scenario meets the criteria for point-in-time recognition under ASC 606, as the Company’s performance obligations are fulfilled at discrete points.

Contract Balances

The Company invoices and collects commissions at closing; therefore no contract assets or contract liabilities exist at any reporting date.

Incremental Costs

Commissions paid to sales agents are incurred and expensed at closing. Because the amortization period for any incremental costs would be less than one year, the Company has elected the practical expedient in ASC 340-40-25-4 not to capitalize these costs.

Disaggregation of Revenue

In accordance with ASC 606-10-50-5, the Company considered whether presenting revenue on a disaggregated basis was necessary for understanding the nature, amount, timing, and uncertainty of revenue and cash flows. Given that revenue is primarily generated from transaction-based commissions with similar economic characteristics, management has concluded that further disaggregation does not provide significant additional insight into the Company's revenue patterns, and has therefore presented revenue as a single line item on the accompanying statements of operations. The Company derives approximately 96% of its revenue from commissions earned on real estate transactions. The remaining 4% of revenue comes from ancillary real estate-related services, including property management fees, none of which are individually material. These revenues are recognized as performance obligations are satisfied.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity’s expenses to help investors (a) better understand the entity’s performance, (b) better assess the entity’s prospects for future cash flows, and (c) compare an entity’s performance over time and with that of other entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

35

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity’s income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The adoption impacted the presentation and disaggregation of income tax disclosures but did not affect the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 2 – LOSS PER SHARE, BASIC AND DILUTED

Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The following potential common shares were excluded from the computation of diluted loss per share because their effect would have been antidilutive: For the period ending December 31, 2025, 359,027 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting. For the period ending December 31, 2024, 467,798 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting. Additionally, 4,000,000 potential common shares associated with the Series A Convertible Preferred Shares were excluded from the computation of diluted loss per share for the periods ending December 31, 2025 and 2024.

36

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 3 – RESTRICTED STOCK AWARDS

On January 1, 2024, the Company’s board approved and adopted the “2023 AARE Equity Incentive Plan” (2023 Plan). This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

RSUs granted under the 2023 Plan are subject to time-based vesting and convert to shares of common stock in accordance with the vesting schedule. RSUs are valued at the estimated fair value of the Company’s stock on the date of grant and are amortized over the requisite service period. The total number of RSUs granted represents the maximum number of RSUs eligible to vest based upon the service conditions set forth in the grant agreements. Employees forfeit unvested RSUs upon termination of employment with a corresponding reversal of expense.

Restricted stock award transactions during the year ended December 31, 2025 were as follows:

	Shares	Weighted average grant date fair value per share
Unvested at beginning of period	467,798	$0.29
Granted	88,562	0.19
Vested	(176,673)	0.26
Forfeited or cancelled RSUs and RSAs	(20,660)	0.29
Unvested at end of period	359,027	$0.28

At December 31, 2025 we had approximately $99,611 unrecognized stock-based compensation expense related to restricted stock awards and is expected to be recognized as expense over a weighted-average period of 2.87 years. Fair value per share was determined by an independent third party 409A valuation. The stock-based compensation expense for the years ended December 31, 2025 and December 31, 2024 was $45,903 and $46,166 respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Through December 31, 2025, the Company spent approximately $300,000 on the costs related to its Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest were initially set to be paid beginning February 1, 2022. In January 2023, all payments were deferred, without penalty, until the end of the repayment period which is June 29, 2027. For the year ended December 31, 2024, $11,182 of interest was accumulated. For the year ended December 31, 2024, $0 of principal and $0 of interest were paid. For the year ended December 31, 2025, $13,028 of interest was accumulated. For the year ended December 31, 2025, $0 principal and $0 interest were paid during this period. The Company has the right to pay off the note earlier than the end of the repayment period without penalty.

Future maturity of the related party note payable at December 31, 2025 is as follows:

2026	$-
2027	305,924
2028	-
2029	-
Thereafter	-
Total	$305,924

37

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 5 – OTHER CURRENT LIABILITIES

Other Current Liabilities

The other current liabilities as of December 31, 2025 and December 31, 2024 were as follows:

	2025	2024
Other current liabilities:
Accrued expenses	$31,110	$33,532
Income tax payable	5,072	2,936
Trust account liabilities	552,481	442,350
Total other current liabilities	$588,663	$478,818

NOTE 6 – DEBT

Lines of Credit

The Company has an unsecured $75,000 business Line of Credit (LOC) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 13.00% and 14.50% as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, $69,797 and $69,382 was outstanding under this LOC.

SBA Loan

The Company has a Small Business Administration (SBA) loan with a carrying amount of $139,430 collateralized by substantially all of the Company’s assets. This loan carries a 3.75% interest rate payable over 30 years with a start date of April 29, 2021 and a maturity date of May 28, 2050. As of December 31, 2025 and 2024, $139,430 and $142,912 was outstanding under this SBA, respectively.

Vehicle Loan

On December 26, 2020, the Company entered into a vehicle loan for a Lexus RX in the amount of $46,014 that is collateralized by the vehicle. The loan is for a period of 5 years at 1.99% interest rate with a maturity date of December 26, 2025. The final payment was due and paid January 1, 2026. As of December 31, 2025 and 2024, $808 and $10,627 was outstanding under this Vehicle loan, respectively.

The debt schedule for the years ended December 31, 2025 and December 31, 2024 were as follows:

	2025	2024
Long Term Debt:
Note payable SBA loan	$139,430	$142,912
Note payable - Lexus	808	10,627
Note payable - Andrew Arroyo	305,924	305,924
Total long-term debt	446,162	459,463
Current Portion long-term debt	(4,413)	(13,229)
Total long-term debt, net of current portion	$441,749	$446,234

Future maturities of the debts payable at December 31, 2025 are as follows:

2026	$4,413
2027	309,666
2028	3,885
2029	4,034
2030	4,187
Thereafter	119,977
Total	$446,162

NOTE 7 – LEASE LIABILITIES

The following table discloses the lease cost, weighted average, discount rate and weighted average remaining lease terms for operating leases as of December 31, 2024 and December 31, 2025:

	2025	2024

Lease cost:	$55,024	$48,970
Weighted average remaining lease term:	1.72 years	3.33 years
Weighted average discount rate:	11.1%	14.5%

Operating lease expense was $55,024 and $48,970 recorded in general and administrative expenses on the statements of operations for the years ended December 31, 2025 and 2024, respectively.

38

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 7 – LEASE LIABILITIES (Continued)

In April 2022 and February 2021, the Company entered into 24-month lease agreements with expiration date in April 2024 and February 2023, respectively, for its corporate offices in California. These leases had two extension options for two years each which were exercised in accordance with the lease agreement and extended the lease through April 2028 and February 2027, respectively.

Total future operating lease liability commitments for the above non-cancellable leases as of December 31, 2025 is as follows:

For the year ended December 31:
$-
2026	58,330
2027	28,755
2028	6,543
Total lease payments	93,628
Less: imputed interest	8,679
Total	84,949
Less: current portion	(51,661)
Long-term operating lease liabilities at December 31	$33,288

NOTE 8 – SEGMENT REPORTING

The Company operates and manages its business as one reportable operating segment. The Company’s CODM, the Chief Executive Officer, reviews internal financial information presented and decides how to allocate resources based on net income (loss). Net income (loss) is used for evaluating financial performance. Significant segment expenses include cost of sales and general and administrative expenses. The measurement of segment assets is reported on the balance sheets as total assets. The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM.

	Year Ended December 31,
	2025	2024
Revenue	$7,433,106	$7,127,922

Cost of sales	6,431,907	6,139,251

Gross profit	1,001,199	988,671

Operating expenses:

General and administrative	1,300,416	1,530,188
Total operating expenses	1,300,416	1,530,188

Operating loss	(299,217)	(541,517)

Other income (expense)
Total other income, net	(34,616)	(19,191)
Net loss before income tax	(333,833)	(560,708)
Income tax expense	2,936	2,936
Net loss	$(336,769)	$(563,644)

39

NOTE 9 – INCOME TAXES

Income tax expense consisted primarily of state franchise taxes in jurisdictions where the Company files. The Company recorded no federal current tax expense for the year ended December 31, 2025 due to a full valuation allowance against its net deferred tax assets.

Income taxes for the years ending December 31, 2025 and 2024 consists of the following:

	2025	2024
Current federal income tax	$-	$-
Current state income tax	$2,936	$2,936
Deferred income tax	$-	$-
Income tax expenses (benefit)	2,936	2,936

Rate Reconciliation Table as of December 31, 2025:
Rate Reconciliation Component
Income tax benefit at U.S. statutory rate	$(70,721)	(21.00)%
State and local income taxes, net of federal benefit	2,936	0.87%
Non deductible expenses	238	0.07%
Other adjustments	(2,099)	(0.62)%
Change in valuation allowance	72,582	21.55%
Total income tax expense	$2,936	(0.87)%

Rate Reconciliation Table as of December 31, 2024:
U.S. federal statutory tax benefit (21% of pretax loss)	$(117,749)
State and local income franchise taxes	2,936
Change in valuation allowance	(114,813)
Total income tax expense	$2,936

Deferred Tax Assets (DTA) and Valuation Allowance as of December 31, 2025 and 2024:

	2025	2024
Net operating loss carryforwards	$535,850	$454,560
Charitable contribution carryforwards	125,064	110,223
Valuation allowance	(660,914)	(564,783)
Net deferred tax asset	$-	$-

During the preparation of the financial statements for the year ended December 31, 2025, the Company identified an error in the presentation of certain deferred tax assets disclosed as of December 31, 2024. The previously reported amounts represented the underlying gross temporary differences and tax attribute carryforwards before application of the applicable statutory tax rates, rather than the related tax-effected deferred tax asset amounts required under U.S. GAAP.

The December 31, 2024 amounts presented in the deferred tax asset table above have been revised to reflect the applicable tax effects. This correction affected only the component amounts and related totals presented in the deferred tax disclosure and had no effect on amounts recognized in the financial statements, including the net deferred tax asset, income tax provision, net income or loss, earnings per share, cash flows, or stockholders’ equity.

Net Operating Losses (NOL) and Carryforwards

As of December 31, 2025, the Company had U.S. federal net operating loss carryforwards of approximately $1,906,136. Federal NOLs generated in tax years beginning after 2017 have an indefinite carryforward period and are subject to an annual limitation equal to 80% of taxable income in the year of utilization. California NOL carryforwards of approximately $1,533,522 generally expire twenty years after origination. Charitable contribution carryforwards of approximately $419,113 generally expire after five years for federal and California purposes.

Uncertain Tax Positions and Other Matters

The Company had no unrecognized tax benefits as of December 31, 2025, and does not expect material changes within the next twelve months. The Company recognizes interest and penalties related to income taxes in income tax expense. Tax years 2021 through 2025 remain subject to examination by the U.S. federal and applicable state taxing authorities; statutes of limitations for certain states may vary.

Section 382/383 Limitations

Utilization of NOLs and other carryforwards may be limited in the event of an ownership change under Sections 382 and 383 of the Internal Revenue Code and similar state provisions.

The future realization of DTA is dependent on the Company’s ability to generate sufficient taxable income within the carryforward periods. Based on negative evidence, including cumulative losses, the Company has recorded a full valuation allowance against its net DTA. The Company will continue to evaluate the need for a valuation allowance in future periods, and will reduce the allowance when sufficient positive evidence indicates that it is more likely than not that some or all of the DTA will be realized.

In July 2025, the United States enacted tax legislation commonly referred to as the One Big Beautiful Bill Act (the "OBBB Act"). The OBBB Act, among other things, permanently reverted to pre-Tax Cuts and Jobs Act rules allowing the immediate deduction of domestic research and experimental expenses effective for tax years beginning after December 31, 2024, and provided transition relief permitting acceleration of previously capitalized domestic research and development costs from 2022-2024 under Section 174. While these provisions resulted in a favorable tax adjustment in the Company's 2025 tax provision, they did not have a material effect on the Company's financial statements due to the Company's taxable loss and full valuation allowance positions. The Company will continue to monitor future developments, including regulatory guidance and interpretations.

40

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal proceedings and loss contingencies

The real estate industry is subject to frequent claims and litigation. Buyers and sellers sometimes bring claims against one another and may seek to involve real estate agents and brokers. The Company evaluates pending matters under ASC 450, Contingencies, considering the nature of the allegations, status of the proceedings, advice of outside counsel, and the availability of insurance. A loss is accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a loss is reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, the Company provides disclosure but does not record an accrual. Potential insurance recoveries are recognized as receivables only when probable of recovery and are not netted against recorded loss contingencies.

Current matters

The Company is not a party to any legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company’s financial statements.

Resolved matters

Utah (litigation non-E&O) — settled and dismissed in April, 2026. In a prior period, a seller filed a complaint related to a for-sale-by-owner transaction involving a Company associate and a second trust deed, naming the associate and the Company and seeking reimbursement and other relief. The Company settled the claim for $27,500 and the case was dismissed.

Bonsall, California (arbitration) — settled and dismissed in February, 2026. In a prior period, a buyer sought rescission and damages alleging nondisclosure of water intrusion and potential mold by the seller, the HOA/property manager, and others. One of the Company’s associates was named. The Company’s insurer settled the claim for $18,000 and the case was dismissed.

Vista, California (mediation) — settled and dismissed in December, 2025. A legal claim was made in May 2025 on a property that an associate of the Company sold that had unpermitted renovations. The buyer sought damages alleging the unpermitted renovations were not disclosed properly. The Company’s insurer settled the claim for $18,000 and the case was dismissed.

Other matters and insurance

The Company maintains insurance customary for its industry, including professional, general liability, workers’ compensation, employer’s liability, property, and other coverages, subject to deductibles, retentions, limits, exclusions, and insurer determinations of coverage. The Company records reserves for retained liabilities and deductibles when probable and reasonably estimable. Management believes recorded reserves are appropriate based on currently available information.

NOTE 11– SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of December 31, 2025 through August 27, 2026, the date the financial statements were issued. Based upon its evaluation, management has determined that no subsequent events have occurred that would require recognition in the accompanying financial statements or disclosure in the notes, except as disclosed in note 10 and 11 and as follows:

The Company has issued 84,564 new Class A shares in a range from $2.80-$3.50 per share through its Regulation CF offering and received $245,995 for the shares sold through the offering.

In August 2026, the Company reached an agreement with the lender and the maturity of the related party note was extended to June 29, 2030.

Other than the event described above, the Company concluded that, no material subsequent events have occurred since December 31, 2025, that require recognition or disclosure in the financial statements.

41

ITEM 8 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Certificate of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

2.6(3)	Second Amended and Restated Certificate of Incorporation of Andrew Arroyo Real Estate Inc.

2.7(3)	Second Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.8(3)	Second Amended and Restated Certificate of Designation for Series A Preferred Stock of Andrew Arroyo Real Estate Inc.

3.1(2)	2023 Equity Incentive Plan

3.2(2)	Notice of Stock Option Grant

3.3(2)	Notice of Restricted Stock Award

3.4(2)	Notice of Restricted Stock Unit Award

4.2(3)	Form of Subscription Agreement for the Offering

6.1(2)	Investment Management Agreement

7.1(3)	Dealmaker Entities Agreements, Schedules and Terms of Service

(1) Incorporated by reference to the Form 1-A filed with the Commission on September 15, 2021.

(2) Incorporated by reference to the Form 1-A filed with the Commission on October 15, 2024.

(3) Incorporated by reference to the Form 1-A filed with the Commission on September 25, 2025.

42

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-K to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on August 27, 2026.

Andrew Arroyo Real Estate Inc.

Dated: August 27, 2026		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: August 27, 2026		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: August 27, 2026		/s/ Clark Anctil
	By:	Clark Anctil
	Its:	Treasurer (Principal Financial Officer) and Financial Director (Principal Accounting Officer)

43